March 31, 2006

Via Facsimile (914) 833-1068 and U.S. Mail

Lawrence J. Goldstein
SMP Asset Management, LLC
1865 Palmer Avenue
Larchmont, NY 10538

Re:	Warwick Valley Telephone Company
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2006 by Lawrence J. Goldstein
File Number 0-11174

Dear Mr. Goldstein:

      We have the following comments on your filing.

Schedule 14A
1. It has come to our attention that Warwick Valley Telephone has asserted that your notice of nomination of candidates for the board of directors has not been made in a timely manner under the company`s bylaws and that, as a result, you will not be able to nominate any persons at the company meeting scheduled for April 28, 2006. In this respect, please tell us how you plan to use any proxies you receive pursuant to your proxy solicitation.
Letter to Shareholders
2. It appears that security holders who follow the instructions included in these materials will be disenfranchised insofar as they will not be permitted to vote on any matters (other than the election of directors) that may be proposed by the company. Revise to indicate that by executing and returning the green proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that the company may propose in its proxy statement. Alternatively, revise the form of proxy to mirror the company`s form of proxy when filed.
3. In your proxy statement you refer security holders to information that you are required to provide and will be contained in the company`s proxy statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information;
if so, please note that we believe that reliance upon Rule 14a-
5(c)
before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company`s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.
4. Please revise the cover page of your Schedule 14A to include as filing persons each of your nominees. Further, revise the proxy statement to clearly identify the participants in the solicitation, including your nominees. In this regard, what consideration was given to whether any of your partners, Santa Monica Partners, L.P.,
Santa Monica Partners II, L.P. or Santa Monica Partners
Opportunity
Fund, L.P. are participants in the solicitation?

Cover page
5. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-
6(e)(1) of Regulation 14A.
6. Item 1(b) of Schedule 14A requires that the date on which the proxy statement and form of proxy are first sent or given to security holders be included in the first page of the proxy statement. Please revise.
7. Please advise us as to the delivery method you intend to use for your proxy statement.

Proposal 1: Election of Directors
8. Please confirm that none of the participants in your proxy solicitation have purchased or sold any securities of Warwick Valley
Telephone within the past two years.  Refer to Item 5(b)(1)(vi) of
Schedule 14A. If any participant has purchased or sold securities within the past two years, please disclose the date of each transaction and the amount purchased or sold on that date.
9. Please provide the information required by Item 5(b)(1)(viii) and
(xii) of Schedule 14A.
10. Please revise the disclosure relating to Mr. Pike being promoted to a position in June 2006 as that date has not yet occurred.
11. Please explain the meaning of the terms "ILEC" and "CLEC" included in the disclosure relating to Mr. Saulnier.

The Solicitation
12. Please disclose your total expenditures to date in connection with your solicitation of security holders. Refer to Item 4(b)(4) of
Schedule 14A.
13. We note in the third paragraph of this section that you refer security holders to read your proxy statement. Given that this is your proxy statement, please revise the reference or explain.

Form of Proxy
14. Please tell us your basis for including the acknowledgment of receipt of the proxy statement and revocation of prior proxies included in the penultimate sentence of the last paragraph of your form of proxy.

Closing Comments

	Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions


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Lawrence J. Goldstein
SMP Asset Management, LLC
March 31, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE